COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

August 16, 2007



RECD S.E.C.

AUG 2 2 2007

1086

RECEIVED

AUG 2 2 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
                Office of Emerging Growth Companies

Re: Zenergy International, Inc.
        Amendment No. 2 to the Offering Statement of Form 1-A
        Filed June 18, 2007
        File No. 24-10165

Ladies and Gentlemen:

On behalf of Zenergy International, Inc. ("Zenergy International" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated July 18, 2007, regarding Zenergy International's offering statement on Amendment No. 2 to Form 1-A, dated June 18, 2007. I also enclose five (5) copies of Amendment No. 3 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

Item 3. Summary of Information, Risk Factors.....page 1

1.   Please revise the penultimate paragraph on page 2, as there is no assurance that a maximum of $5,000,000 *will be received* from this offering.

The penultimate paragraph on page 2 has been revised to state that:

"Up to a Maximum Amount of $5,000,000 may be received from the offering".

Item 4. Plan of Distribution, page 12

2.   Please disclose that, in the event the company receives less than $1,250,000 by the 60th day following qualification of the offering statement, the subscription funds will be promptly returned to investors.

The offering statement has been revised where appropriate to state:

"Unless subscriptions for the Minimum Amount are received during the period ending 60 days following the date of this Offering Circular (the "Minimum Subscription Period"), this Offering will be terminated, no Shares will be sold and all subscribers' funds will be <u>promptly</u> refunded without interest."

3.   Please provide the definition of the term "accredited investor" and briefly explain how the company will determine whether an investor is accredited, as previously requested in comment #2 of our letter dated April 20, 2007.

The offering statement has been revised to explain that the company will determine that an investor is accredited by including the following language:

"Pursuant to the Entity Subscription Agreement, the Offering is being made only to "accredited investors" as such term is defined under Rule 501(a) of Regulation D of the Securities Act 1933, as amended and as more fully set forth in the Subscription Agreement, attached hereto as an Exhibit. The Company requests that all potential investors complete a Subscription Agreement which sets forth the Rule 501(a) of Regulation D of the Securities Act 1933 definition of accredited investor. The investor has to acknowledge in writing that it/he/she falls under one or more of the following category:

(i)   a bank, insurance company, registered investment company, business development company, or small business investment company;

(ii)   an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

(iii)   a charitable organization, corporation, or partnership with assets exceeding $5 million;

(iv)   a director, executive officer, or general partner of the company selling the securities;

(v)   a business in which all the equity owners are accredited investors;

(vi)   a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of the purchase;

(vii)   a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or

(viii) a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

In the event, the subscriber fails to confirm that /he/she falls under one or more of the above categories, the Company will reject the subscriber and all subscribers' funds will be promptly refunded without interest".

Item 5. Use of Proceeds, page 13

4.   We do not understand your statement in paragraph 1, "Based on the current plan of distribution no commissions or offering expenses are anticipated." Please tell us why no offering expenses will be incurred by the company. For example, it appears the company has incurred and will incur expenses in preparing and distributing an offering circular to prospective investors, including, for example, legal fees to counsel. Please explain.

The offering statement has been revised to state that:

"Based on the current plan of distribution no commissions are expected. It is anticipated that the Company will incur approximately $45,000 in legal and accounting expenses in connection with this Offering Circular."

5.   The table on page 14 appears incomplete. Please provide the costs under "Pre-Engineering & Due Diligence Costs". Please explain the nature of these costs.

The offering statement has been revised to provide a detailed breakdown of the Pre-engineering & Due Diligence Costs. In addition, language has been added to the offering statement to explain the nature of these costs.

6.　　We continue to believe that your disclosure appears conditional and subject to change at your discretion. For example, we note the statement at the bottom of -page 14,". . . the Company may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use significant portions thereof for other purposes." We also note the statement, "[b]elow are several examples how the Company may vary the use of proceeds according to the amount raised and still meet their objectives." In addition, each of the last three use of proceeds tables are described as examples." Please refer to our previous comment #4 from the staffs letter of April 20, 2007 and revise accordingly.

The registration statement has been revised so that the disclosures are no longer conditional or subject to a change at the company's discretion. In addition, the company offering statement has been revised, where appropriate, to state:

"The Company will use the proceeds of this Offering as set forth herein however, any material modifications from these Use of Proceeds shall be subject to the prior approval of the majority of the investors that purchased stock in the Company pursuant to this Offering".

7.　　We note revised disclosures about the development of plans and site preparation for the construction of ethanol and bio-diesel plants. Please explain this activity. In your plan of operation disclosure please explain the nature and extent of these activities if they will vary with the amount of proceeds received in the offering.

The offering statement has been revised to explain the development of plans and site preparation for the construction of ethanol and bio-diesel plants and how such plans will vary with the amount of proceeds received in the offering.

Item 6. Business of the Company Products/Services Offered, page 22

8.　　We note the references to Zenergy's "production" of bio-fuel under "Products/Services Offered" and elsewhere in the offering circular, we, however, understand that Zenergy has no production capabilities and the proceeds from this offering will not be used to commence production. Please revise this and similar disclosures throughout your filing. Please clarify this point in the offering circular summary and under "Description of Business", in addition, if true, please clarify your summary and "Description of Business" to indicate that your proposed activities following the offering will be purchasing and reselling feedstock and bio-fuel, not bio-fuel production.

The offering statement has been revised where appropriate to indicate that Zenergy has no production capabilities and the proceeds from this offering will not be used to commence production.

9.　　Please provide the basis for your statement under 1. "Continue Negotiation with Suppliers and Distributors", that "[Z]energy has <u>begun to develop a reliable feedstock supply</u> to meet its production needs..." (emphasis added) We note in this regard that the company is in negotiations with potential suppliers and distributors and that there are no existing contracts at the present time.

The offering statement has been revised accordingly.

10.　　The tables on page 25 & 26 show the company's anticipated cash out flows for the next 12 months assuming you receive the maximum amount in this offering; however, the table on page 13 in

"Use of Proceeds" shows estimated expenses for a period of 18 months. Please revise as appropriate.

The offering statement has been revised to clarify that although the tables show the company's anticipated cash out flows for the next 12 months, assuming it receives the maximum amount in this offering; the company anticipates that, assuming it receives the maximum amount in this offering, the proceeds of the offering are sufficient based on the company's present operating plan for eighteen (and not twelve months) as shown in the "Use of Proceeds" table. Thus a 12 month use of proceeds table would not utilize all of the offering proceeds.

11.   The table on page 25 appears to present uses of proceeds for Zenergy's "Continued Negotiation with Suppliers and Distributors to Sell Processed Feedstock-" We do not understand the term "Capitalized Pre-Engineering & Due Diligence Costs" as it relates to buying and reselling feedstock and bio-fuel. Moreover, the marketing activities described on pages 24 - 25 and the purchase of product for resale do not appear on the table. Please revise or explain.

The offering statement has been revised accordingly. The two tables have been removed and replaced by a single table to indicate the companies anticipated cash out flows to implement the Negotiation with Suppliers and Distributors to Sell Processed Feedstock and Trading business plans for the first 12 months.

12.   We under that Zenergy will buy and resell feedstock and bio-fuel. Please describe these industries and explain how Zenergy will compete against other resellers.

The offering statement has been revised accordingly

13.   Please revise "Manufacture Ethanol and Bio-diesel" to indicate the amount of offering proceeds to be used for this activity. If none, please state, if offering proceeds will be used for this activity, please explain the nature and extent of those activities. Please add disclosure identifying and discussing the material risks and uncertainties before this activity can be started. Please add a risk factor addressing these risks and uncertainties.

The offering statement has been revised to state that:

"The Company does not currently have any production capabilities and the proceeds from this Offering will not be used to commence production however, certain proceeds of the Offering will be used to pre-engineering and due diligence necessary to build such ethanol and bio-diesel processing plants and bio-refineries as set forth under the heading "Trading" above. In order to build or purchase processing plants and/or bio-refineries, significant additional funds will be needed and therefore the Company will be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company."

In addition, we have added a risk factor under the Risk Factor heading, addressing the material risks and uncertainties before the manufacture of Ethanol and Bio-diesel can be commenced.

14.   We repeat comment 10 of our April 20, 2007 letter.

The offering statement has been revised accordingly. In particular any language that stated the Company "may" or "could" with respect to use of proceeds has been revised to "will". In addition, the registration statement has been revised so that the disclosures are no longer conditional or subject to a change at the company's discretion. In addition, the company offering statement has been revised, where appropriate, to state:

"The Company will use the proceeds of this Offering as set forth herein however, any material modifications from these Use of Proceeds shall be subject to the prior approval of the majority of the investors that purchased stock in the Company pursuant to this Offering".

General

15. We repeat comment 15 of our April 20, 2007 letter. The website statements do not appear to agree with the disclosures in your offering circular.

The company's Web site has been amended to ensure that it agrees with the disclosures set forth in this offering statement.

16. Please insure that the principal terms of the convertible promissory note are disclosed in your offering statement.

The principle terms of the convertible promissory note have been included in the offering statement under the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We would very much appreciate your prompt review of Amendment No. 3 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

With kind regards,



CC: Robert Luiten,
      President Zenergy International Inc.
      415 E. North Water Suite 1301 Chicago, IL 60611